Exhibit 99.1

Constellium Posts Annual General Meeting Materials

Amsterdam, April 29, 2016 – Constellium N.V. (NYSE and Euronext: CSTM) (“Constellium” or the “Company”) today announced that the Company’s invitation and other documents for the Company’s Annual General Meeting of Shareholders to be held on June 15, 2016, at 15:00 CET (9:00 AM EDT), at the offices of Stibbe, Strawinskylaan 2001, 1077 ZZ Amsterdam, have now been published on its website (www.constellium.com) and are available free of charge at the offices of Constellium N.V., Tupolevlaan 41-61, Schiphol-Rijk, PJ 1119N, the Netherlands, attention Corporate Secretary.

About Constellium

Constellium (NYSE and Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2015.

www.constellium.com